UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number:  1-7626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013 AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Wipfli LLP

Milwaukee, Wisconsin
June 15, 2015

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan at December 31, 2013, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young, LLP

Milwaukee, Wisconsin
June 12, 2014

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation Master Trust	$63,236,927	$56,994,978

Contributions receivable from Sensient Technologies Corporation	976,695	922,554

Net assets available for benefits at fair value	64,213,622	57,917,532

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(60,391)	(56,174)

Net assets available for benefits	$64,153,231	$57,861,358

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR
THE YEAR ENDED DECEMBER 31, 2014

2014
ADDITIONS:
Net investment income from Sensient Technologies Corporation Master Trust	$12,768,714

Sensient Technologies Corporation contributions	976,695

DEDUCTIONS:
Withdrawals and distributions	(7,453,536)

Net increase	6,291,873

Net assets available for benefits:
Beginning of year	57,861,358

End of year	$64,153,231

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Note A - Description of the Plan:

The following description of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all domestic employees of Sensient Technologies Corporation (the Company) eligible to participate in the Plan. Seasonal employees of Sensient Natural Ingredients LLC (formerly known as Sensient Dehydrated Flavors LLC) become eligible in the Plan upon the completion of 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA).

The Company makes discretionary annual contributions to the Plan as determined annually by its Board of Directors.  Participant contributions are not permitted under the Plan. The Plan was amended to allow participants to elect an in-service withdrawal on or after attaining age 59 ½. The Plan was amended such that the Company contributions for Plan years on or after January 1, 2007 become vested after three years of credited service with the Company, or upon termination due to death or disability. Company contributions made for Plan years beginning prior to January 1, 2007 continue to become vested after five years of credited service with the Company, or upon termination due to death or disability.  The Company contributed 1% of eligible participant compensation to the Plan for the year ended December 31, 2014, which totaled $976,695 and included non-cash contributions of Company stock of $941,018.

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee) which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in the Sensient Technologies Corporation Master Trust (Master Trust) that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the assets of the Plan and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Plan assets are invested primarily in common stock of the Company, a common collective trust fund, and in mutual funds.  Participants have the option to receive dividends on the Company’s common stock in the form of cash.  Company contributions are invested in the Company common stock unless the participant meets the following age and service requirements and has elected to have a portion of their account invested in other funds.  Participants are eligible to diversify immediately following the later of the date they become fully vested in their Company contribution account or upon reaching age thirty-five.  Upon eligibility participants may elect to have a portion of their account invested in a common collective trust fund or various mutual funds offered by the Plan.  Participants may revise their investment allocations daily.

The Plan does not allow participants to borrow funds from their account.

Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions.  Forfeitures used to reduce the Company contributions for 2014 were not material.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Note A – (continued):

Individual accounts are maintained by the Trustee for each Plan participant.  Each participant’s account is credited with the Company’s contribution and an allocation of Plan income, and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon separation from service with the Company due to retirement or termination, and if the participant’s vested account balance is greater than $5,000, the participant may receive their benefits in a lump-sum cash payment, lump-sum rollover into an IRA or another employer’s eligible retirement plan or defer receiving benefits until a future date. A participant whose vested account balance is greater than $1,000 but equal to or less than $5,000 may elect to receive a lump-sum distribution or a direct rollover to an individual retirement account will be established by the Company for the participant. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to their vested account balance. If the separation from service is due to permanent disability or death the entire vested account balance is available to the participant or beneficiary (ies).

Effective as of June 26, 2013, the Company amended the Plan to address a decision of the U.S. Supreme Court, and subsequent Internal Revenue Service guidance, providing same-sex spouses be treated in the same manner as opposite-sex spouses for retirement plan purposes.

Note B - Accounting Policies:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participant accounts become fully vested.

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States.

Administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in the Accounting Standards Codification (ASC), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the common collective trust fund consists of benefit responsive investment contracts. As required by the ASC, the statements of net assets available for benefits presents the fair value of the investment in the common collective trust fund as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan's interest in the common collective trust fund is based on information reported by Fidelity at year-end.  The contract value of the common collective trust fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Note C – Master Trust:

The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Savings Plan.  Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes.  Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment assets of the Master Trust.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The stock fund is a unitized fund, which consists of Sensient common stock and short-term cash equivalents that provide liquidity for trading. The common stock is valued at the closing price reported on the major market on which the individual securities are traded and the short-term cash equivalents are valued at cost, which approximates fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The common collective trust fund is valued at NAV provided by the administrator of the fund. The NAV of the common collective trust fund is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Note C – (continued):

The fair value of the net assets of the Master Trust as of December 31, 2014 and 2013 is as follows:

	2014	2013

Sensient Technologies Corporation stock fund	$73,368,064	$67,536,570
Mutual funds	126,192,570	119,907,341
Common collective trust fund	13,984,663	14,670,039

Net assets in Master Trust at fair value	213,545,297	202,113,950

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(204,407)	(221,122)

Net assets in Master Trust	$213,340,890	$201,892,828

Plan’s investment in Master Trust as a percent of total	29.61%	28.20%

The net income of the Master Trust for the year ended December 31, 2014 is as follows:

2014

Dividends on Sensient Technologies Corporation stock fund	$1,204,520
Interest and other dividends	6,504,336
Net appreciation of investments based on quoted market prices	20,148,745

Net income of Master Trust	$27,857,601

Plan’s equity in net income of the Master Trust	$12,768,714

During the year ended December 31, 2014, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held, during the year) is as follows:

2014

Sensient Technologies Corporation stock fund	$15,497,520
Mutual funds	4,651,225

Net appreciation in fair value of investments – Master Trust	$20,148,745

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Note D - Non-participant Directed Investments of the Plan:

The non-participant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation stock fund.  Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation stock fund, cannot be separately determined and are reported as non-participant directed investments.  Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets of the Plan held by the Master Trust is as follows:

	2014	2013
Non-participant directed net assets:
Sensient Technologies Corporation stock fund	$54,617,619	$49,435,253
Contributions receivable from Sensient Technologies Corporation	941,018	881,793

Non-participant directed net assets	$55,558,637	$50,317,046

	2014
Changes in non-participant directed net assets:
Contributions	$941,018
Dividends	869,479
Net appreciation	11,438,641
Withdrawals and distributions	(6,004,662)
Transfers to participant directed investments	(2,002,885)

	$5,241,591

Note E – Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax exempt.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Note F – Benefits Payable:

As of December 31, 2014 and 2013, the Plan had no benefits payable to participants.

Note G – Related Parties and Parties-in-Interest:

The Plan holds shares of mutual funds and units of a common collective trust fund in a Master Trust, managed by the Trustee of the Plan. The Plan also invests in common stock of the Company through a unitized stock fund held by the Master Trust. The unitized stock fund held 1,207,636 and 1,383,896 shares of Sensient Technologies Corporation common stock at December 31, 2014 and 2013, respectively.  During the years ended December 31, 2014 and 2013, purchases of shares by the Master Trust totaled $1,668,854 and $2,095,714, respectively, and sales of shares by the Master Trust totaled $11,444,130 and $8,425,778, respectively. These transactions qualify as related party transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services.

Note H – Fair Value Measurements:

As of December 31, 2014 and 2013, the Plan’s only assets and liabilities subject to ASC 820 are Sensient Technologies Corporation stock fund, mutual fund investments and a common collective trust fund held by the Master Trust. The fair value of Sensient Technologies Corporation stock fund and mutual funds are based on December 31, 2014 market quotes (Level 1 inputs). The fair value of the common collective trust fund is based on the fair value of the underlying investment contracts minus its liabilities as reported by Fidelity (Level 2 inputs).

The Company is required to categorize the Master Trust’s assets based on the following fair value hierarchy:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Note H – (continued):

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December, 31, 2014 and 2013:

December 31, 2014	Level 1	Level 2	Total
Sensient Technologies Corporation Stock Fund	$73,368,064	$-	$73,368,064
Mutual Funds:
Equity	61,414,724	-	61,414,724
Balanced/Life cycle	51,037,941	-	51,037,941
Bond	4,606,884	-	4,606,884
International	4,335,039	-	4,335,039
Money market	4,797,982	-	4,797,982
Common Collective Trust Fund (A)	-	13,984,663	13,984,663
Total assets at fair value	$199,560,634	$13,984,663	$213,545,297

December 31, 2013	Level 1	Level 2	Total

Sensient Technologies Corporation Stock Fund	$67,536,570	$-	$67,536,570
Mutual Funds:
Equity	64,086,022	-	64,086,022
Balanced/Life cycle	43,117,307	-	43,117,307
Bond	3,784,153	-	3,784,153
International	5,006,219	-	5,006,219
Money market	3,913,640	-	3,913,640
Common Collective Trust Fund (A)	-	14,670,039	14,670,039
Total assets at fair value	$187,443,911	$14,670,039	$202,113,950

(A)
This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note B, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Note I – Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013

Net assets available for benefits per the financial statements	$64,153,231	$57,861,358
Adjustment from contract value to fair value	60,391	56,174
Net assets available for benefits per the Form 5500	$64,213,622	$57,917,532

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net increase in net assets available for benefits per the financial statements	$6,291,873
Net adjustments from contract value to fair value	4,217
Net increase in net assets available for benefits per the Form 5500	$6,296,090

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Date: June 15, 2015	By: /s/ John L. Hammond
	Name:	John L. Hammond
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm